82-3358

02 FEB 19 8:30

02015215

BCSC

# Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

SUPPL

**CONTINENTAL PRECIOUS MINERALS INC.**
**Form 51-901F**
**November 30, 2001**

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

***Issuer Details***

| NAME OF ISSUER | | FOR QUARTER ENDED | DATE OF REPORT MM/DD/YY |
|---|---|---|---|
| CONTINENTAL PRECIOUS MINERALS INC. | | November 30, 2001 | December 28, 2001 |
| ISSUER ADDRESS | | | |
| 56 TEMPERANCE STREET, 4TH FLOOR | | | |
| CITY / PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| TORONTO ONTARIO | M5H 3V5 | (416) 361 - 0923 | (416) 361 - 0737 |
| CONTACT NAME | | CONTACT POSITION | CONTACT TELEPHONE NO. |
| EDWARD GODIN | | DIRECTOR | (905) 276 - 1508 |
| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS | | |
| N.A. | N.A. | | |

***CERTIFICATE***

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED MM/DD/YY |
|---|---|---|
| "EDWARD GODIN" | "EDWARD GODIN" | December 28, 2001 |
| "PATRICIA SHEAHAN" | "PATRICIA SHEAHAN" | December 28, 2001 |
| "STUART JACKSON" | "STUART JACKSON" | December 28, 2001 |

dw 2/19

Continental Precious Minerals Inc.
Consolidated Balance Sheets
(Prepared By Management)

| | November 30, 2001 (Unaudited) | May 31, 2001 (Audited) |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 849,261 | $ 1,310,555 |
| Marketable securities | 188,622 | 164,547 |
| Accounts receivable | 12,161 | 1,655 |
| Income taxes recoverable | 100,364 | 139,887 |
| | 1,150,408 | 1,616,644 |
| Investments and advances | 879,179 | 723,634 |
| Resource properties | 18,559 | 17,376 |
| | $ 2,048,146 | $ 2,357,654 |
| **Liabilities and Shareholders' Equity** | | |
| Current | | |
| Accounts payable | $ 11,723 | $ 28,694 |
| Shareholders' equity | | |
| Share capital (Note 3) | 4,293,379 | 4,293,379 |
| Deficit | (2,256,956) | (1,964,419) |
| | 2,036,423 | 2,328,960 |
| | $ 2,048,146 | $ 2,357,654 |

# Continental Precious Minerals Inc.
## Consolidated Statements of Operations and Deficit
### (Prepared By Management)

| Unaudited | Three Months Ended November 30, 2001 | Three Months Ended November 30, 2000 | Six Months Ended November 30 2001 | Six Months Ended November 30 2000 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Interest income | $ 8,317 | $ 17,244 | $ 18,853 | $ 33,965 |
| Gain (loss) on sale of investments | - | (6,186) | - | (268,192) |
| | 8,317 | 11,058 | 18,853 | (234,227) |
| **Expenses** | | | | |
| Consulting fees | 2,400 | - | 2,400 | - |
| Directors' fees | 6,000 | 4,500 | 15,000 | 6,000 |
| Expense allowance | 4,500 | 4,500 | 9,000 | 10,500 |
| Management salaries and benefits | 30,000 | 20,992 | 60,351 | 62,978 |
| Office and general | 21,436 | 27,602 | 40,859 | 54,435 |
| Professional fees | 2,500 | 3,000 | 4,500 | 9,500 |
| Shareholder information | 7,052 | 10,093 | 7,052 | 10,093 |
| Stock exchange fees | 5,797 | 4,280 | 7,797 | 4,280 |
| Transfer agent fees | 4,621 | 3,242 | 5,805 | 3,023 |
| Share of results of Ekwan Technology Corporation | 131,251 | - | 158,626 | - |
| | 215,557 | 78,209 | 311,390 | 160,809 |
| Net loss for the period | (207,240) | (67,151) | (292,537) | (395,036) |
| Deficit, beginning of period | (2,049,716) | (1,306,386) | (1,964,419) | (978,501) |
| Deficit, end of period | $ (2,256,956) | $ (1,373,537) | $ (2,256,956) | $ (1,373,537) |
| Basic and fully diluted loss per share (Note 4) | $ (0.04) | $ (0.01) | $ (0.05) | $ (0.07) |
| Weighted average number of common shares outstanding | 5,796,510 | 5,796,510 | 5,796,510 | 5,796,510 |

The accompanying notes are an integral part of these financial statements.

## Continental Precious Minerals Inc.
## Consolidated Statements of Cash Flows
## (Prepared By Management)

| Unaudited | Three Months Ended November 30, 2001 | Three Months Ended November 30, 2000 | Six Months Ended November 30 2001 | Six Months Ended November 30 2000 |
|---|---|---|---|---|
| Cash provided by (used in) | | | | |
| Operating activities | | | | |
| Net loss for the period | $ (207,240) | $ (67,151) | $ (292,537) | $ (395,036) |
| Adjustments to reconcile net loss to net cash provided by operating activities | | | | |
| Share of results from Ekwan Technology Corporation | 131,251 | - | 158,626 | - |
| Loss on sale of investments | - | 6,186 | - | 268,192 |
| Changes in non-cash working capital balances | | | | |
| Accounts receivable | 557 | (1,607) | (10,506) | (2,495) |
| Income taxes | 6,348 | (3,160) | 39,523 | 37,739 |
| Accounts payable | 1,381 | (12,731) | (16,971) | (14,434) |
| | (67,703) | (78,463) | (121,865) | (106,034) |
| Investing activities | | | | |
| Acquisition of investments | (314,171) | - | (314,171) | (692,978) |
| Proceeds from sale of investments | - | (17,625) | - | 461,244 |
| Change in marketable securities | (24,075) | - | (24,075) | - |
| Expenditure on resource properties | (1,183) | (608) | (1,183) | (608) |
| | (339,429) | (18,233) | (339,429) | (232,342) |
| Change in cash and cash equivalents during the period | (407,132) | (96,696) | (461,294) | (338,376) |
| Cash and cash equivalents, beginning of period | 1,256,393 | 1,646,836 | 1,310,555 | 1,888,516 |
| Cash and cash equivalents, end of period | $ 849,261 | $ 1,550,140 | $ 849,261 | $ 1,550,140 |
| Supplementary information | | | | |
| Interest paid | $ - | $ - | $ - | $ - |
| Income taxes recovered | (6,348) | - | (39,523) | - |

The accompanying notes are an integral part of these financial statements.

1. Summarv of Sionificant Accountino Policies

The management of Continental Precious Minerals Inc. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended May 31, 2001. These statements follow the same accounting policies and methods as the May 31, 2001 annual audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended November 30, 2001 is not indicative of the results that may be expected for the full year ending May 31, 2002.

2. Related Party Transactions

The Company owns 15,663,358 common shares of Ekwan Technology Corporation ("Ekwan"). This represents 48.58% of Ekwan's issued share capital.

3. Share Capital

Authorized
Unlimited number of Class A preference shares
Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.
Unlimited number of Common shares
Issued
Common shares

| | Number of Common Shares | Consideration |
|---|---|---|
| Share capital, May 31, 2001 and November 30, 2001 | 5,796,510 | $ 4,293,379 |

3. Share Capital (Continued)

Stock Option Plan

The Company has established a stock option plan (the "Plan") for directors, officers and key employees. Under the Plan the directors have granted stock options as follows:

| Number of shares | Expiry Date | Exercise Price $ |
|---|---|---|
| 216.427 | September 05. 2002 | 0.55 |
| 184.309 | September 28. 2004 | 0.45 |
| 80.000 | November 26. 2006 | 0.55 |
| 480.736 | | |

4. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options is anti-dilutive for both periods presented.

5. Income taxes

The Company's provision for income taxes is summarized as follows:

| Unaudited | Three Months Ended November 30, 2001 | Three Months Ended November 30, 2000 | Six Months Ended November 30 2001 | Six Months Ended November 30 2000 |
|---|---|---|---|---|
| Net loss for the period | $ (207,240) | $ (67,151) | $ (292,537) | $ (395,036) |
| Expected income taxes (recoverable) at statutory rates | $ (87,289) | $ (28,284) | $ (123,217) | $ (166,389) |
| Estimated taxable temporary differences valuation allowance | 87,289 | 28,284 | 123,217 | 166,389 |
| Provision for income taxes | $ - | $ - | $ - | $ - |

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2001 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

For the current year-to-date period

1. Analysis of expenses and resource properties

EXPENSES

See allocation on unaudited financial statements for November 30, 2001

RESOURCE PROPERTIES

| | $ |
|---|---|
| Beginning balance - May 31, 2001 (Audited) | 17,376 |
| General Exploration | 1,183 |
| Ending balance - November 30, 2001 (Unaudited) | 18,559 |

2. Analysis of related party transactions

See Note 2 on the November 30, 2001 unaudited financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

| Date of Issue | Type of Security | Type of Issue | Number # | Price $ | Total $ | Proceeds $ | Type of consideration | Commission Paid $ |
|---|---|---|---|---|---|---|---|---|

None

(b) Summary of options granted during the period

| Date | Number | Name of Option | Exercise Price $ | Expiry Date |
|---|---|---|---|---|
| 26-Nov-01 | 40,000 | George Duguay | 0.55 | 26-Nov-06 |
| 26-Nov-01 | 40,000 | J. Allan Ringler | 0.55 | 26-Nov-06 |

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A preference shares
Unlimited common shares

(b) Number and recorded value of share capital

5,796,510 common shares with a value of $4,293,379

(c) Summary of options and warrants at period end

Options

See Note 3 on the November 30, 2001 unaudited financial statements

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin
Patricia Sheahan
Stuart Jackson
J. Allan Ringler
George Duguay

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

NOVEMBER 30, 2001

## DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

## DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

## OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments and investing in 791837 Alberta Ltd., whose underlying asset is an investment in a resource property located in Western Australia. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan"). The Company owns 48.58% of Ekwan.

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage.

## RELATED PARTY TRANSACTION

The Company has paid $60,351 to Edward Godin, the promoter of the Company.

## LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2001 consolidated financial statements and the November 30, 2001 unaudited quarterly consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been interest income in the amount of $18,853. Quarterly expenses vary from $75,000 to $85,000 depending on the timing of legal, audit, filing and other administrations costs.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

NOVEMBER 30, 2001

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees except for the promoter of the Company.

The Company has spent $1,183 on minor exploration expenditures during the fiscal year. No major expenditures are expected for the rest of the fiscal year.

The Company has no material contracts, no royalty contracts, no legal proceedings and no identified contingent liabilities.

As of November 30, 2001, the Company had cash and cash equivalents of $849,261.

During the six months ending November 30, 2001, the Company had no financing activity and no shares were issued.

Net loss for the six months ended November 30, 2001 is $292,537 compared to a loss of $395,036 for the same period last year.

Working capital was $1,138,685 as of November 30, 2001. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted income per share was $0.05 for the six months ended November 30, 2001.

The Company is able to meet future obligations due to the strong cash position of the Company. As of November 30, 2001, accounts payable of $11,723 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for interest income, and is seeking exploration opportunities while focusing on Ekwan and the property in Western Australia.